Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

13 October 2015

PRIMA BIOMED RAISES A$1.55M THROUGH PLACEMENT

TO SOPHISTICATED EUROPEAN HEALTHCARE INVESTOR

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), a leading immuno-oncology company, announces that it has raised €1M (approx. A$1.55M) via a placement of shares at A$0.05 per share (Placement) to Nyenburgh Investment Partners (NYIP).

Nyenburgh Investment Partners (NYIP), based in the Netherlands, is a specialist healthcare investor. Founded by Alexander Jordaan, Dave van Mastwijk and Ivar van der Salm, NYIP takes long term positions in life sciences companies globally with a specific focus on biotechnology. Further information on NYIP can be found at http://www.nyip.nl.

The proceeds from the Placement will be used to fund Prima’s IMP321 clinical trial program and provide additional working capital.

Prima BioMed Chief Executive Officer, Marc Voigt said: “I am very pleased that we are now able to welcome Nyenburgh as a new investor in Prima. This transaction is further evidence of the growing interest levels from sophisticated investors in both the US and Europe in our immunotherapy assets. Following the recent raising from Ridgeback Capital and our successful SPP, this provides important additional funding certainty as we develop IMP321.”

Alexander Jordaan, Principal of NYIP commented: “We are delighted to make an investment in Prima Biomed since we believe in the potential of their promising pipeline. It perfectly fits in our investment portfolio.”

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners. Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889